March 28, 2014

Mr. Stacey E. Hong, President

Forum Funds

Three Canal Plaza, Suite 600

Portland, Maine 04101

RE: Contractual Waivers and Reimbursements

Dear Mr. Hong:

Lee Munder Capital Group, LLC (the "Adviser") agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure the total annual operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expenses on short sales, acquired fund fees and expenses, proxy expenses and extraordinary expenses) for the LMCG Global Market Neutral Fund and the LMCG Global MultiCap Fund (each a "Fund," together, the "Funds"), each a series of the Forum Funds (the "Trust"), do not exceed the levels listed below for the period April 1, 2014 through July 31, 2015:

LMCG Global Market Neutral Fund - Institutional Shares	1.60%
LMCG Global Market Neutral Fund - Investor Shares	1.85%
LMCG Global MultiCap Fund - Institutional Shares	1.20%
LMCG Global MultiCap Fund - Investor Shares	1.45%

This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and it automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will renew automatically for one-year terms unless the Adviser provides written notice of its termination at least 90 days prior to the end of the then current term.

Very Truly Yours,

Lee Munder Capital Group, LLC

By: /s/ Joseph F. Tower III

Name: Joseph F. Tower III

Title: COO